SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Zygo Corporation
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

989855101
(CUSIP Number)

David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 12 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 989855101	SCHEDLE 13D/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON MAK Capital One LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,370,060 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,370,060 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,370,060 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 989855101	SCHEDLE 13D/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Michael A. Kaufman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,370,060 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,370,060 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,370,060 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 989855101	SCHEDLE 13D/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON MAK Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,073,785 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,073,785 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,073,785 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 989855101	SCHEDLE 13D/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON MAK-ro Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 556,092 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 556,092 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 556,092 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 989855101	SCHEDLE 13D/A	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Paloma International L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 740,183 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 740,183 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 740,183 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 989855101	SCHEDLE 13D/A	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON S. Donald Sussman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 740,183 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 740,183 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 740,183 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 989855101	SCHEDLE 13D/A	Page 8 of 12 Pages

This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 8, 2010 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on April 9, 2010 ("Amendment No. 1"), and Amendment No. 2 to the Original Schedule 13D, filed with the SEC on August 27, 2010 ("Amendment No. 2" and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D"), with respect to the shares of the common stock, par value $0.10 per share (the "Common Stock"), of Zygo Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth below in the Schedule 13D. This Amendment No. 3 amends Items 2, 3, 4 and 5 as set forth below.

Item 2	IDENTITY AND BACKGROUND

Paragraphs (a) – (c) of Item 2 are hereby amended and restated in their entirety as follows:

The names of the persons filing this statement on Schedule 13D are: MAK Capital One LLC, a Delaware limited liability company (“MAK Capital”), MAK Capital Fund LP, a Bermuda limited partnership (“MAK Fund”), MAK-ro Capital Master Fund LP, a Cayman Islands limited partnership (“MAK-ro Fund”), Michael A. Kaufman (“Mr. Kaufman”), Paloma International L.P., a Delaware limited partnership ("Paloma"), and S. Donald Sussman (“Mr. Sussman,” and collectively, the "Reporting Persons").

MAK GP LLC, a Delaware limited liability company (“MAK GP”), is the general partner of MAK Fund and MAK-ro Fund. Mr. Kaufman is the controlling person of MAK GP. Paloma Partners Management Company, a Delaware corporation (“PPM”), and Trust Asset Management LLP, a Delaware limited liability partnership (“TAM”), are the general partners of Paloma. Mr. Sussman is the controlling person of TAM. MAK Capital is the investment manager for MAK Fund, MAK-ro Fund and Paloma with respect to the securities reported in this Schedule 13D. Mr. Kaufman is the controlling person of MAK Capital.

The principal business address for MAK Fund and MAK-ro Fund is c/o Dundee Leeds Management Services Ltd., 129 Front Street, Hamilton, HM 12, Bermuda.

The principal business address for each of MAK Capital, MAK GP and Mr. Kaufman is 590 Madison Avenue, 9th Floor, New York, New York 10022.

The principal business address for each of Paloma and PPM is Two American Lane, Greenwich, Connecticut 06836-2571.

The principal business address for each of Mr. Sussman and TAM is 217 Commercial Street, Portland, Maine 04101.

The principal business of each of MAK Fund and Paloma is a private investment fund.

The principal business of each of Mr. Kaufman and Mr. Sussman is providing investment management services.

The principal business of each of MAK Capital, MAK GP and TAM is providing investment management services. The principal business of PPM is providing administrative services.

CUSIP No. 989855101	SCHEDLE 13D/A	Page 9 of 12 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of this Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the shares of Common Stock reported herein at an aggregate cost of $35,741,926. The funds used to purchase the shares of Common Stock were obtained from the general working capital of MAK Fund, MAK-ro Fund and Paloma, as applicable, which may at any given time include funds borrowed in the ordinary course in their margin accounts. Such shares of Common Stock are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of this Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons initially acquired beneficial ownership of the Common Stock of the Issuer for investment purposes because they believed the Issuer's Common Stock represented an attractive investment opportunity.

The Reporting Persons would like to discuss the strategic direction intended by the board of directors of the Issuer (the "Board"). The Reporting Persons intend to have further discussions with management, the Board, other shareholders of the Issuer and other relevant parties relating to the Issuer's business, operations, strategy, future plans, management, board composition (and may seek representation on the Board), corporate governance and related matters and may seek the support of other shareholders in connection therewith.

CUSIP No. 989855101	SCHEDLE 13D/A	Page 10 of 12 Pages

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board or the Issuer's management, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, and/or otherwise changing their intention with respect to any and all matters referred to in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a)-(c) of Item 5 of this Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The Reporting Persons beneficially own:

The Reporting Persons collectively beneficially own 4,370,060 shares of Common Stock representing 23.6% of the outstanding shares of Common Stock. The 23.6% ownership calculation was based on the 18,519,813 shares of Common Stock outstanding as of May 1, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2013, filed with the Securities and Exchange Commission on May 10, 2013.

MAK Fund individually owns 3,073,785 shares of Common Stock representing 16.6% of the outstanding shares of Common Stock.

MAK-ro Fund individually owns 556,092 shares of Common Stock representing 3.0% of the outstanding shares of Common Stock.

Paloma individually owns 740,183 shares of Common Stock representing 4.0% of the outstanding shares of Common Stock. Paloma holds its shares of Common Stock through its subsidiary, Sunrise Partners Limited Partnership, a Delaware limited partnership.

(b) MAK Fund, MAK Capital and Mr. Kaufman have shared power to vote or direct the vote of the 3,073,785 shares of Common Stock owned by MAK Fund.

MAK-ro Fund, MAK Capital and Mr. Kaufman have shared power to vote or direct the vote of the 556,092 shares of Common Stock owned by MAK-ro Fund.

Paloma, Mr. Sussman, MAK Capital and Mr. Kaufman have shared power to vote or direct the vote of the 740,183 shares of Common Stock owned by Paloma.

MAK Fund, MAK Capital and Mr. Kaufman have shared power to dispose or direct the disposition of the 3,073,785 shares of Common Stock owned by MAK Fund.

MAK-ro Fund, MAK Capital and Mr. Kaufman have shared power to dispose or direct the disposition of the 556,092 shares of Common Stock owned by MAK-ro Fund.

CUSIP No. 989855101	SCHEDLE 13D/A	Page 11 of 12 Pages

Paloma, Mr. Sussman, MAK Capital and Mr. Kaufman have shared power to dispose or direct the disposition of the 740,183 shares of Common Stock owned by Paloma.

(c) No transactions in the Issuer's Common Stock were effected by the Reporting Persons during the past sixty days.

CUSIP No. 989855101	SCHEDLE 13D/A	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 15, 2013

MAK Capital one llc

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

mak capital fund lp By: MAK GP LLC, general partner
By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

/s/ Michael A. Kaufman
Michael A. Kaufman

MAK-ro CAPITAL MASTER FUND LP
By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
President

paloma international l.p. By: Paloma Partners Managment Company, general partner
By:	/s/ Douglas W. Ambrose
Douglas W. Ambrose,
Executive Vice President

s. donald sussman
By:	/s/ Douglas W. Ambrose
Douglas W. Ambrose,
Attorney-in-Fact